Western Iowa Energy
WIE

# WESTERN IOWA ENERGY, LLC
# 2005 ANNUAL REPORT

**TABLE OF CONTENTS**

## CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our expected future operations and actions. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "future," "intend," "could," "hope," "predict," "target," "potential," or "continue" or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions based upon current information and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the reasons described in this report. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

- Competition with other manufacturers in the biodiesel industry;
- Overcapacity within the biodiesel industry;
- Decrease in the demand for biodiesel;
- Actual biodiesel and glycerin production varying from expectations;
- Availability and cost of products and raw materials, particularly soybean oil;
- Changes in the price and market for biodiesel and its co-products;
- Our ability to market and our reliance on third parties to market our products;
- Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as:
  - national, state or local energy policy;
  - federal biodiesel tax incentives;
  - legislation establishing a renewable fuel standard or other legislation mandating the use of biodiesel or other oxygenate additives; or
  - environmental laws and regulations that apply to our plant operations and their enforcement;
- Total U.S. consumption of diesel fuel;
- Fluctuations in petroleum prices;
- Changes in plant production capacity or technical difficulties in operating the plant;
- Changes in our business strategy, capital improvements or development plans;
- Results of our hedging strategies;
- Changes in interest rates or the availability of credit;
- Our ability to generate free cash flow to invest in our business and service our debt;
- Our liability resulting from litigation;
- Our ability to retain key employees and maintain labor relations;
- Changes and advances in biodiesel production technology;

- Competition from alternative fuels and alternative fuel additives; and
- Other factors described elsewhere in this report.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. You should read this report and the documents that we reference in this report and have filed as exhibits, completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

**AVAILABLE INFORMATION**

The public may read and copy materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. Information about us is also available at our website at *www.westerniowaenergy.com*. The contents of our website are not incorporated by reference in this Annual Report.

## DESCRIPTION OF BUSINESS

### Business Development

Western Iowa Energy, LLC, was formed as an Iowa limited liability company on September 21, 2004 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Wall Lake, Iowa. References to "Western Iowa Energy," "we," "us," and "our" refer to the entity and business of Western Iowa Energy, LLC.

We are in the process of constructing a biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. Our plant is located near Wall Lake, Iowa, in west central Iowa. Upon completion of plant construction, we expect to produce biodiesel and crude glycerin for sale. We currently estimate that our total project cost will be approximately $40,000,000. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational.

We began site grading and dirt work for our facility on June 7, 2005. Our general contractor and design-builder, Renewable Energy Group ("REG"), began installing the process building footings on June 21, 2005. Construction on the administrative building and storage tank farm began in August 2005 and are complete. As of July 1, 2006, our production facilities are substantially complete and beginning on June 26, 2006, we shipped by truck our first lot of 350,000 gallons of biodiesel. We anticipate our pretreatment facilities, which will be used to pretreat the feedstock to remove impurities and prepare the feedstock for the biodiesel process, will be substantially complete by September 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.

Over the past 14 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. In addition, the City of Wall Lake dug a new well on property located adjacent to ours which will supply our water needs. We have obtained all of the permits required to construct and operate the plant.

### Business of Issuer

#### *Principal Products and Their Market*

Once operational, the principal products we expect to produce at our plant are biodiesel and crude glycerin. Based upon engineering specifications from REG, we expect the plant to use approximately 230 million pounds of soybean oil and/or animal fats and grease to produce approximately 30 million gallons of biodiesel and 3 million gallons of crude glycerin per year.

*Primary Product- Biodiesel*

According to the National Biodiesel Board, biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol, which can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel. Biodiesel's physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel may be used in most standard diesel engines without making any engine modifications.

*Co-products*

Glycerin is the primary co-product of the biodiesel production process and equals approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that are used in a large variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, new uses for glycerin are frequently being discovered and developed due to its versatility.

*Biodiesel Markets*

Biodiesel is primarily used as fuel for compression ignition (diesel) engines. It is produced using renewable resources and provides environmental advantages over petroleum-based diesel fuel, such as reduced vehicle emissions. Our ability to market our biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.

Biodiesel is frequently used as fuel by transport trucks, marinas, railroad operators and many government vehicles. According to the Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually; however, according to the National Biodiesel Board, biodiesel currently fills only 75 million gallons of this market.

*Wholesale Market/ Biodiesel Marketers*

The wholesale market includes selling biodiesel directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel from biodiesel production plants, mix it with regular diesel fuel according to specifications, and deliver a final product to retailers. The B100 and B99.9% designation corresponds to the percentage of pure biodiesel produced.

There are very few wholesale biodiesel marketers in the US. Two examples are World Energy in Chelsea, Massachusetts and West Central Cooperative in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee.

*Retail*

The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. However, the biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for us to effectively market our biodiesel.

The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.

*Distribution of Principal Products*

We entered into a marketing agreement with West Central Cooperative for the purpose of marketing and distributing our biodiesel and glycerin. We will pay West Central Cooperative a fee of one cent (1¢) per gallon for each gallon of biodiesel marketed from the facility. We additionally will pay a glycerin and fatty acids fee of one fifth cent (1/5¢) per gallon for each gallon of biodiesel marketed. Under the terms of the marketing agreement West Central takes title to the product when loaded for delivery FOB the plant.

Our products can be delivered by truck or rail. Our property is located on paved county road M64 approximately 12 miles north of US Highway 30 and 10 miles south of US Highway 20. Rail service is also available near our site by the Canadian National Railroad. We plan to establish rail service directly to the plant so that we will be able to ship biodiesel to our customers. We anticipate we will enter into an agreement with the Canadian National Railroad Company for the use, operation, and maintenance of track to serve the plant.

***Our Primary Competition***

We will operate in a very competitive environment. We will compete with large, multi-product companies and other biodiesel plants with varying capacities. We also expect that additional producers will enter the market if the demand for biodiesel continues to increase. Our biodiesel plant competes with other biodiesel producers on the basis of price and, to a lesser extent, delivery service. We will face competition for capital, labor, management, feedstock and other resources. Many of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are not reliant upon third parties for their feedstock supply. We anticipate that our fuels will meet the fuel quality requirements identified by the National Biodiesel Board that are utilized by the petroleum industry to guarantee the quality of the biodiesel to the marketplace. We believe we compete favorably with other biodiesel producers due to our proximity to the interstate and our relationship with West Central Cooperative which will help in feedstock procurement and the marketing of our product.

In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board currently estimates that there are 65 active biodiesel plant in the United States. Fifty companies have plans to construct new biodiesel plants and eight companies have plans to expand their existing biodiesel plants. Biodiesel plants are operating or have been proposed in a total of 34 states. At least 12 other companies have proposed plants in Iowa, including plans by Cargill for a 37.5 million gallon plant in Iowa Falls, Iowa, which was set to begin production in May 2006. The Cargill plant will be larger than any plant currently operating in the United States. Another large corporation, Archer Daniels Midland Co., plans to construct a 50 million gallon plant in North Dakota. According to the National Biodiesel Board, production capacity in the next 18 months could increase by 329 million gallons.

Iowa has four facilities that currently produce biodiesel. West Central Cooperative located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. It began producing biodiesel on a small scale in 1996-1997, but constructed a continuous biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually.

Ag Processing Cooperative located in Sergeant Bluff, Iowa. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. Ag Processing has recently announced plans for plant expansion. The expansion is expected to increase its production of biodiesel to 12 million gallons per year.

Soy Solutions, located in Milford, Iowa, is a "stand-alone" facility that purchases soybean oil from the market. The facility produces less than 3 million gallons annually, and utilizes virgin soybean oil as its sole feedstock.

Finally, the Biomass Energy Conversion Facility located in Nevada, Iowa, created seven years ago by the Iowa Energy Center, recently underwent renovations funded in part by Mid-States Biodiesel of Hampton and Superior Process Technologies of Minneapolis, Minnesota. Although the Biomass Energy Conversion Facility previously used a batch process to produce biodiesel, the renovations will allow the plant to produce 60 gallons of biodiesel every hour.

In addition, there are five additional biodiesel plants planned or under construction in Iowa: Southern Iowa BioEnergy, LLC plans to build a 30 million gallon plant near Lamoni, Iowa; Central Iowa Energy, LLC plans to build a 30 million gallon plant near Newton, Iowa; Iowa Renewable Energy, LLC plans to build a 30 million gallon plant near Washington, Iowa; Western Dubuque Biodiesel, LLC plans to build a 30 million gallon plant near Farley, Iowa; and East Fork Biodiesel, LLC has filed a state registration statement in Iowa indicating its plan to build a 30 million gallon plant near Algona, Iowa.

The following map shows all the active biodiesel plants in the United States as of April 28, 2006, as reported by the National Biodiesel Board. Again, projects in the early stages of production, like ours, are not listed.


Commercial Biodiesel Production Plants (April 28, 2006)
65 Plants
BQ-9000 Accredited Producers

*Source: National Biodiesel Board (www.nbb.org).*

The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with flexible feedstock capability. Ag Processing, Inc. and Interwest, LLC produce the feedstock for their biodiesel plants, thus they are vertically integrated back to the virgin oil feedstock supply. A majority of the existing plants are "stand-alone" facilities that purchase their feedstock from oilseed processing firms or third-party marketing firms. These biodiesel producers are more reliant upon others and thus have a lower level of feedstock supply security, however they also have the flexibility to purchase feedstock from any source allowing them to take advantage of price differences.

Many current plants are capable of using only vegetable oil for a feedstock. Our plant will be able to use multiple types of feedstock, allowing us to use whichever is cheaper at any given time to produce our biodiesel. The cost of the feedstock is the highest cost associated with biodiesel production. In addition, animal fat based biodiesel also has some favorable advantages to soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions.

***Sources and Availability of Raw Materials***

*Supply*

The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant oil feedstock available in the US. The 20 average price for soybean oil is approximately 21¢ per pound. We entered into a Management and Operational Services Agreement with West Central Cooperative to procure feedstock for our biodiesel plant. For its feed stock procurement service, we will pay West Central Cooperative one tenth of a cent (1/10¢) per pound of feed stock procured.

*Pretreatment Costs*

Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel process. Some feedstock needs more treatment than others. For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $.05 per pound. Our processing plant will have pretreatment capabilities allowing us to purchase crude vegetable oil and many types of fat or grease at prices less than RB oil.

***Dependence on One or a Few Major Customers***

We entered into a marketing contract with West Central Cooperative in which West Central Cooperative will market all biodiesel, glycerin and fatty acids produced at the facility. West Central Cooperative will provide market analysis of biodiesel supply and demand; market access to distribution channels developed by West Central; analysis and audit of biodiesel customers, including creditworthiness; marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility's products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management.

***Patents, trademarks, licenses***

We are in the process of registering a trademark on the Western Iowa Energy logo. Additionally, as part of our design build agreement REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.

***Governmental approval and regulations***

*Federal Biodiesel Supports*

We expect the demand for biodiesel in the US to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuel Standard. The Energy Policy Act of 2005, Bio Energy Program and Jobs Bill, have established the groundwork for biodiesel market development.

*Renewable Fuels Standard*

The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. Under the legislation, the EPA is directed to promulgate regulations that ensure the applicable volumes of renewable fuels are sold in the United States each year. The RFS may result in an increased demand for biodiesel. However, in 2004, ethanol production totaled more than 3 billion gallons, and the current ethanol production capacity is over 5 billion gallons per year. As a result, the mandates of the RFS may be met by ethanol and thus have a much smaller impact on the biodiesel industry.

*Bioenergy Program*

The Bioenergy Program was created to promote sustained increases in bioenergy production and related industrial agricultural commodities, as well as to help improve the environment through the production and use of cleaner burning fuels. This has been the most instrumental program in developing the biodiesel industry. Under the program, the USDA makes payments through the Commodity Credit Corporation to eligible producers to encourage increased purchases of eligible commodities for the purpose of expanding production of bioenergy and supporting new production capacity. This program is set to expire on September 30, 2006. The grants available under the program may not continue beyond their scheduled expiration date or, if they do continue, they may not be at the same level. If construction is complete and we are producing biodiesel before September 30, 2006 we may qualify under the Bioenergy Program for the period of production through September 30, 2006.

*Biodiesel Tax Credit*

The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit ("VEETC") for biodiesel of $1.00 per gallon for agri-biodiesel or biodiesel derived solely from crude soybean oils, including esters derived from crude soybean vegetable oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds, and from animal fats and a tax credit of $0.50 per gallon for non agri-biodiesel blended with petroleum diesel. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible, which under the Renewable Fuels Standard (RFS) or Minnesota's 2% volume requirement, will allow more biodiesel to be used in the marketplace. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.

*State Legislation*

Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.

On May 30, 2006, Iowa Governor Tom Vilsack signed HF 2754 and its companion appropriation bill HF 2759 into law. The bill creates the most aggressive renewable fuels usage policy of any state in the nation and includes the following incentives:

- A RFS starting at 10% in 2009 and increasing to 25% by 2019;
- A retail tax credit for biodiesel blends of $0.03 per gallon for retailers who sell more than 50% biodiesel blends; and
- An expanded infrastructure program designed to help retailers and wholesalers offset the cost of bringing E85 and biodiesel blends to customers.

*Future Legislation*

Environmental regulations that may affect us change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration ("OSHA") will likely govern plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance.

*Research and Development*

We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.

*Costs and Effects of Compliance with Environmental Laws*

We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. As of April 30, 2006 we had obtained all of the necessary permits to begin plant operations including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. As of March 31, 2006, we had incurred expenses of approximately $19,780 in complying with environmental laws, including cost of obtaining permits. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.

We will be subject to oversight activities by the EPA. We are in the process of obtaining an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa's environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.

*Employees*

As of July 19, 2006, we have sixteen full-time employees and two part time employees. We expect to hire an additional five employees that will work in the plant once the pretreatment area is complete. We expect to have the majority of employees needed to operate the plant hired and trained before operations begin. Our general manager and operations manager are provided by West Central Cooperative pursuant to our Management and Operations Agreement. See our Proxy Statement accompanying this 2005 Annual Report for biographies of our key employees.

## RISK FACTORS

*You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.*

*Risks Relating to Our Business*

***We have a limited operating history and our operating results could fluctuate significantly.*** We began our business in 2004 and commenced production of biodiesel at our plant in June 2006. Accordingly, we have a limited operating history from which you can evaluate our business and its prospects. Our operating results could fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

- Weather, supply and demand and other variables affecting the price and supply of soybean oil and other feedstocks;
- Changes in interest rates and availability of credit;
- Reliability and construction quality of the biodiesel plant to permit it to operate at a level that we expect;
- Legislative changes in policy at the federal or state level concerning biodiesel;

- Amount and timing of capital expenditures and other costs relating to maintenance or expansion of our operations;
- Technical difficulties in operating the biodiesel plant;
- New products and new plants from biodiesel producers or oil companies; and
- General economic conditions or economic events specific to agriculture, oil or automobile markets.

As a result of these factors, and other risk factors described herein, our operating results may not be indicative of future operating results and you should not rely on them as indications of our future performance. In addition, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly growing industries, such as the biodiesel industry, where supply and demand may change substantially in a short amount of time.

***Our business is not diversified.*** Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and crude glycerin. If economic or political factors adversely affect the market for biodiesel, we have no other line of business to fall back on if the biodiesel business declines. Our business would also be significantly harmed if our biodiesel plant could not operate at full capacity for any extended period of time.

***Our financial performance is dependent upon soybean oil and other feedstocks and market prices for biodiesel and its co-products and results of operations are directly affected by changes in these market prices.*** Declines in the prices of biodiesel and its co-products will have a significant negative impact on our financial performance and the value of your investment.

Our revenues will be greatly affected by the price at which we can sell our biodiesel and its by-products, i.e., glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of your investment.

In addition, increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, such as glycerin, which may lead to lower prices for our co-products. Glycerin prices in Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand in the United States as well, which would lead to lower prices for our co-products. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in the loss of some or all of your investment.

***Our business is sensitive to feedstock prices. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of your investment.*** Our results of operations and financial condition will be significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and you may lose some or all of your investment.

Biodiesel production at our plant will require significant amounts of feedstock. We anticipate that our biodiesel plant will process primarily soybean oil and possibly, animals fats and other vegetable oils, and the cost of feedstock will represent approximately 70%-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between sixteen cents and thirty-five cents per pound over the last three years. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% protein meal and only 20% oil. Soybean oil is a co-product of processing, or "crushing," soybeans for protein meal for livestock feed. Currently, soybean crush capacity is concentrated among four companies, Cargill, Inc., Bunge, ADM and Ag Processing Inc., which represent more than 80% of crushing operations in the United States. Of these companies, both Cargill and ADM are constructing or are planning to construct biodiesel plants and we expect to compete with them and other plants for feedstock origination. Competition for raw soy oil, animal fats and other feedstock may increase our cost of feedstock and harm our financial performance and the value of your investment. If we are unable to obtain adequate quantities of feedstock at economical prices, you may lose your entire investment in us.

***Competition from other sources of fuel may adversely affect our ability to market our biodiesel.*** Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of your investment.

***We may engage in hedging transactions which involve risks that can harm our business.*** We are exposed to market risk from changing commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil through the use of hedging instruments. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon, the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. If we decide to engage in hedging activities, there is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may continue to choose not to engage in hedging transactions. As a result, our results of operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.

Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which our derivative instruments are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.

***Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit.*** We expect advances and changes in the technology of biodiesel production to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products. Much of the cost of the plant is attributable to the cost of production technology, which may be impractical or impossible to update. The value of your investment could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business.

***Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply.*** Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and its presence in the United States was recently confirmed. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be killed with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock to our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations.

*Risks Related to Biodiesel Industry*

***New plants under construction or decreases in the demand for biodiesel may result in excess production capacity which could decrease our revenues and adversely impact our financial condition.*** The biodiesel manufacturing industry is experience rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States, a three fold increase from 2004 biodiesel production according to the National Biodiesel Board. Therefore, our biodiesel plant alone could produce approximately 40% of the 2005 domestic supply. However, many of biodiesel plants do not operate at full capacity and the National Biodiesel Board estimates the current dedicated biodiesel production capacity of these plants is about 365 million gallons per year. Further, current plant construction and expansion are expected to result in another 329 million gallons of annual biodiesel production capacity, for total annual production capacity of 694 million gallons. Assuming 2% biodiesel blend, there is potential demand for one billion gallons of biodiesel annually based upon current domestic diesel fuel consumption of 65 billion gallons per year. However, if biodiesel production capacity continues to expand at its current pace, excess capacity may result.

Excess capacity in the biodiesel industry may lead to increased competition for inputs and decreased market prices for biodiesel. Biodiesel production at our plant will require significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If there is excess capacity and an insufficient supply of feedstock, we will face increased competition for inputs which means we may be either unable to acquire the inputs that we need or we will be unable to acquire them at profitable prices. In addition, if excess capacity occurs, we may also be unable to market our products at profitable prices. If the demand for biodiesel does not grow at the same pace as increases in supply, we would expect the price for biodiesel to decline. Any decrease in the price at which we can sell our biodiesel will negatively impact our future revenues. Increased expenses and decreased sales prices for biodiesel may result in less income, which would decrease our revenues and result in the loss of some or all of your investment.

***The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably.*** Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. In April 2006, the National Biodiesel estimated there were 65 active plants producing an estimated 100 million gallons annually, with another 53 plants and 8 expansions in construction Biodiesel plants are operating or have been proposed in at least 34 states. Currently, there are four operating biodiesel plants in Iowa. At least 12 other companies have proposed plants in Iowa, including plans by Central Iowa Energy, LLC for a 30 million gallon plant near Newton, Iowa, Iowa Renewable Energy, LLC for a 30 million gallon plant near Washington, Iowa, Western Dubuque BioEnergy, LLC for a 30 million gallon plant near Farley, Iowa Southern Iowa Bio-Energy for a 30 million gallon near Lamoni, Iowa, and East Fork Biodiesel, LLC for a 30 million gallon plant near Algona, Iowa.

In addition, investors should understand that we face a competitive challenge from larger biodiesel plants and from biodiesel plants owned and operated by the companies that supply our inputs. Cargill, Inc., a large supplier of soybean oil, is constructing a 37.5 million gallon plant in Iowa Falls, which is scheduled to begin production in May of 2006. Another large corporation and supplier of soybean oil, Archer Daniels Midland Co. plans to construct a 50 million gallon plant in North Dakota. These plants will capable of producing significantly greater quantities of biodiesel than the amount we will produce. Moreover, these plants may not face the same competition we do for inputs as the companies that own them are suppliers of the inputs. In light of such competition, there is no assurance that we will be able to compete effectively in the industry.

***Competition from other diesel fuel lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of your investment.*** The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that will be made available for retail sale beginning in October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybean having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they may be used in lower concentrations than biodiesel. In addition, much of the infrastructure in place is for petroleum-based additives. As a result, petroleum-based additives may be more cost-effective than biodiesel. Therefore, it may be difficult to market our biodiesel as a lubricity additive.

*Risks Related to Regulation and Governmental Action*

***Government incentives for biodiesel production, including federal tax incentives, may be eliminated in the future, which could hinder our ability to operate at a profit.*** Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could result in a decreased demand for biodiesel, which could negatively affect our profitability and financial condition.

***A change in environmental regulations or violations thereof could be expensive and reduce our profitability.*** We are subject to extensive air, water and other environmental regulations. Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in the loss of some or all of your investment.

## MANAGEMENT'S PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS

We prepared the following discussion and analysis to help you better understand our financial condition, changes in our financial condition, and results of operations for the fiscal year ended December 31, 2005. Since we only became operational in late June 2006, we do not have comparable income, production and sales data for the 12 months ended December 31, 2005. Accordingly, we do not provide a comparison of our financial results between reporting periods in this report.

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in "RISK FACTORS" and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes and with the understanding that our actual future results may be materially different from what we currently expect.

*General Overview*

Western Iowa Energy was formed in September 2004 to develop, construct and operate a 30 million gallon biodiesel plant and engage in the production of biodiesel and crude glycerin in Wall Lake, Iowa. Our production facilities are substantially complete and we anticipate the pretreatment facilities to be substantially complete in September 2006. We will spend the next several months testing the production facilities, commencing start-up operations on our production facilities, completing construction of our pretreatment facilities and commencing start up operations on our pretreatment facilities. We began producing biodiesel in June 2006 and after having our biodiesel independently tested to certify that our biodiesel meets ASTM standards, we began shipping our first lot of 350,000 gallons of biodiesel on June 26, 2006. We anticipate that we will not have pretreatment capabilities until the third quarter of 2006. We will also spend the next several weeks finalizing our agreements with the railroad and utilities providers.

We expect to spend the next 12 months (1) completing construction of the plant; (2) preparing for and commencing start-up operations; and (3) engaging in the production of biodiesel and crude glycerin at our plant. We also expect to continue exploring possibilities for expansion of our plant or investing in other plants.

*Plant Construction Activity*

On May 24, 2005, we entered into a design-build contract with Renewable Energy Group for the design and construction of the plant for a total price of $33,154,800, subject to further adjustment for change orders. We approved a change order in the amount of $242,000 for the purchase of lab equipment. In addition, we approved a change order totaling $428,000 for the engineering and installation of a R.O. clean water system. As of May 31, 2006, we have paid REG a total of $31,134,806.29 under the design-build contract and have a payable outstanding to REG in the amount of $466,264.14.

As of June 30, 2006, our production facility was substantially complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. We anticipate that our pretreatment facility will be substantially complete by September 2006. The following chart lists the status of various projects related to construction of our plant:

| **Project:** | **Status:** |
|---|---|
| Dirt and Site Work | Dirt work commenced on June 7, 2005 and was completed on approximately June 21, 2005. Additional landscaping is still required which we expect to be complete in July 2006. |
| Process Building | The process building is where we produce our biodiesel. The process building was substantially complete on May 31, 2006. All of the concrete and equipment for the process building has been installed. |
| Storage Tanks | As of May 31, 2006 the storage tank farm and the rail tank car loading and unloading area were substantially complete. |
| Administration Office | The administration office is complete. Our staff began occupancy of the building as of February 1, 2006. |
| Truck Loading and Scale | The truck loading, unloading and scaling area was substantially complete on May 31, 2006. |
| Utilities – Electrical | The electrical wiring and control systems were complete as of May 31, 2006. We anticipate entering into an agreement with Sac County Rural Electrical Company to supply our electricity needs. |
| Utilities – Water | The City of Wall Lake drilled a well on property adjacent to the plant. We expect we will obtain all of our water needs from the City of Wall Lake at a price of $1 per 1,000 gallons. In addition, we approved a change order for engineering and installation of a R.O. clean water system for an additional $428,000. |
| Railroad Siding | Rail construction began in December 2005 and was substantially complete on May 31, 2006. We expect we will enter into a contract with the Canadian National Railroad regarding the use, operation, and maintenance of our track in mid-2006. |

Our production facilities were substantially complete by the end of May 2006. We began processing biodiesel during the second quarter of 2006 following independent certification that our biodiesel complies with the American Society of Testing and Materials ("ASTM") standards for biodiesel. We anticipate our pretreatment facilities will be substantially complete in September 2006 and that we will make final payments on the design-build contract by September 2006. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.

*Permitting*

Thompson Environmental Consulting, Inc. has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct and operate the plant. The following chart lists the various permits for which we have applied:

| **Permit:** | **Status:** |
|---|---|

| | |
|---|---|
| Spill, Prevention, Control and Countermeasures Plan | We have in place a Spill, Prevention, Control and Countermeasures ("SPCC") Plan in order to prevent oil or other hazardous chemicals from entering the water supply. |
| Biodiesel Process Permit | The EPA and Department of Energy have issued to us two (2) Process Permits related to the registration of biodiesel facilities with the Department of Energy. |
| VOC Emissions from Equipment Leaks Permit | We have 18 months following the start of production to draft a plan and we have started that process. |
| Boiler Permit 1 | We have obtained this permit from the Iowa Department of Natural Resources for operation of a boiler. |
| Boiler Permit 2 | We have obtained this permit from the Iowa Department of Natural Resources for operation of a boiler. |
| NPDES Storm Water General Permit - Operation | We have obtained this permit for storm runoff and drainage during operations. |
| NPDES Storm Water General Permit - Construction | We have obtained this permit for storm runoff and drainage during construction. |
| Storm Water Pollution Prevention Plan | We have in place a Storm Water Pollution Prevention Plan for both Construction and Operation. |
| NPDES Wastewater Discharge Permit | We have a wastewater discharge permit for our non-contact water from the cooling tower, blow-down, boiler blow-down and reverse osmosis reject water. For the time being, we do not have a process water discharge permit as we are transporting this water to an off-site treatment facility. We anticipate we will build our own treatment facility at some point in the future. |
| Tier II Report | Because we were not operational in 2005, we were not required to file a Tier II Report for 2005. We will, however, be required to file a Tier II Report prior to March 1, 2007 for year 2006. We have a process in place for filing this report. |
| Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R | Because we were not operational in 2005, we are not required to file Form R for 2005. We will, however, be required to file Form R prior to July 1, 2007 for year 2006. We have a process in place for filing this report. |
| Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number | We are in the process of obtaining an ID Number from the EPA for any hazardous waste that may result from our production of biodiesel, which we will then use to comply with all of the requirements imposed by RCRA. |

***Trends and Uncertainties Impacting the Biodiesel Industry and Our Future Operations***

We are subject to industry-wide factors that affect our operating and financial performance. These factors include, but are not limited to, the available supply and cost of feedstock from which our biodiesel and glycerin will be processed; dependence on our biodiesel marketer and glycerin marketer to market and distribute our products; the competitive nature of the biodiesel industry; possible legislation at the federal, state and/or local level; changes in federal tax incentives and the cost of complying with extensive environmental laws that regulate our industry.

Our revenues will consist of sales of biodiesel and glycerin. We expect biodiesel sales to constitute the bulk of our future revenues. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of your investment. Further, due to the increase in the supply of biodiesel from the number of new biodiesel plants scheduled to begin production and the expansion of current plants, we do not expect current biodiesel prices to be sustainable in the long term and the industry will need to continue to grow demand to offset the increased supply brought to the market place by additional production.

We also expect to benefit from federal and state biodiesel supports and tax incentives. Changes to these supports or incentives could significantly impact demand for biodiesel. The most significant of these are the Volumetric Ethanol Excise Tax Credit ("VEETC") and the Renewable Fuels Standard ("RFS"). The VEETC creates a tax credit of $1.00 per gallon for biodiesel made from virgin oils derived from agricultural products and animal fats and a tax credit of $0.50 per gallon for biodiesel made from agricultural products and animal fats. The effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel The RFS requires refiners to use 4 billion gallons of renewable fuels in 2006, increasing to 7.5 billion gallons by 2012. However, the mandates of the RFS are expect to largely be met by ethanol and thus will have a much smaller impact on the biodiesel industry.

Biodiesel production continues to grow as additional plants become operational. In 2005, approximately 75 million gallons of biodiesel were produced in the United States, a three fold increase from 2004 biodiesel production according to the National Biodiesel Board. The National Biodiesel Board currently estimates that there are sixty-five active biodiesel plant in the United States. Fifty companies have plans to construct new biodiesel plants and eight companies have plans to expand their existing biodiesel plants. Biodiesel plants are operating or have been proposed in a total of 34 states. Currently, there are four active biodiesel plants in Iowa and at least 12 other companies have proposed plants in Iowa. According to the National Biodiesel Board, production capacity in the next 18 months could increase by 329 million gallons. Further, the biodiesel industry is becoming more competitive nationally given the substantial construction and expansion that is occurring in the industry. In the future, the combination of additional supply and stagnant or reduced demand may damage our ability to generate revenues and maintain positive cash flows.

***Liquidity and Capital Resources***

As of March 31, 2006, we had the following consolidated assets: property, plant and equipment of $32,222,871, current assets of $1,050,602 and total assets of $33,409,946. As of March 31, 2006, we had total current liabilities of $5,283,083 and long-term debt of $5,755,053. Members' equity was $22,371,810 as of March 31, 2006 and consisted of an accumulated deficit of $144,566 and members' contributions, net of the cost of raising capital, of $22,516,376. We had no revenues from our date of inception (September 21, 2004) to March 31, 2006.

*Use of Capital*

We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next twelve months. We expect our costs over the next twelve months to include staffing, office, audit, legal, inventory, start-up and working capital. We anticipate significant purchases of soy oil and other inputs necessary for biodiesel production in the next twelve months and will rely upon our cash reserves and senior and subordinated debt financing to finance our operations. We also expect to enter into a rural development loan agreement with the Glidden Rural Electric Cooperative for a $740,000 no interest loan.

The following is an estimate of our costs and expenditures for the 12 months following close of our Iowa Registered Offering. It is only an estimate and our actual expenses could be much higher due to a variety of factors.

**Estimated Use of Capital:**

| Use of Funds: | Amount Budgeted: |
|---|---|
| General Process System | $19,859,000 |
| Refinery Process System | $4,675,000 |
| Animal Fat Process System | $4,773,000 |
| Administrative Building | $350,000 |
| Sales Tax | $771,000 |
| Office Equipment/Computer | $100,000 |
| Misc. Construction Costs | $750,000 |
| Land, Railroad, and Site | $1,892,000 |
| Fire and Water | $150,000 |

| | |
|---|---|
| Rolling Stock | $115,000 |
| Construction Contingency | $2,000,000 |
| Start-up Costs & Working Capital | $4,565,000 |
| **TOTAL** | **$40,000,000** |

We anticipate a total project cost of approximately $40,000,000. We estimate that prior to start up we will accrue approximately $100,000 of interest expense that will be capitalized into the construction costs of the project. We expect to pay REG approximately $33,154,800 under the terms of our design-build agreement for material and labor to construct the plant. In 2005, we entered into an oral agreement with REG in which we will issue REG 1,000 membership in exchange for a $1,000,000 deduction from the final retainage payable to REG on the construction contract. Subsequent to the period covered by this Annual Report, on July 19, 2006, we issued 500 membership units to REG. We will issue an additional 500 membership units to REG upon final completion of the project. We anticipate we will make our final monetary payment to REG in August 2006.

*Sources of Funds*

The total project cost for the plant is estimated to be approximately $40,000,000, assuming no unknown material changes are required. We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ending December 31, 2005, we raised $20,995,950 by issuing 22,081 of our units to investors through an intrastate offering, which supplemented our seed capital equity of $845,000. To complete project financing, we received $18,000,000 in debt financing from Farm Credit Services of America, FLCA. In addition, we have subordinated debt financing of approximately $400,000 with the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. Finally, we anticipate entering into a Rural Development Loan Agreement with the Glidden Rural Electric Cooperative for a no interest loan in the amount of $740,000 to be repaid in full 10 years from the date of the note. Based upon our current total project cost estimate of $40,000,000, we expect our equity and available debt capital sources to be sufficient to complete plant construction and begin start-up operations. The following schedule sets forth our sources of capital:

| **Source of Funds** | | | **Percent of Total** |
|---|---|---|---|
| Member Equity, Public Offering ($950 per unit) | $ | 20,976,950 | 51.1% |
| Member Equity, Public Offering ($500 per unit) | $ | 773,000 | 1.9% |
| Member Equity, Seed Capital | $ | 845,000 | 2.1% |
| Term Debt | $ | 18,000,000 | 43.9% |
| Other Loans | $ | 400,000 | 1.0% |
| **Total Sources of Funds** | **$** | **40,994,950** | 100% |

In June 2005, we closed on our $18,000,000 debt financing with Farm Credit Services of America, FLCA. CoBank, ACB is the acting agent of Farm Credit Services of America, FLCA under the terms of the credit agreement. The financing with Farm Credit Services of America, FLCA provides for a $10,000,000 term loan, with an interest rate based on our selection of three interest rate options:

(1) A base rate established by the agent plus the applicable performance pricing adjustments. The pricing adjustments provide that if the total funded debt to net worth is greater than 60% the interest rate adjustment will be an additional .75%. If the total funded debt to net worth is less than 60% but greater than 50% the interest rate adjustment will be an additional .5%. If the total funded debt to net worth is less than 50% but greater than 40% the interest rate adjustment will be an additional .25% and if the total funded debt to net worth is less than or equal to 40% there will not be an interest adjustment; or

(2) A fixed rate quoted by the agent. The fixed period must be at least 180 days and amounts may only be fixed in multiples of $100,000; or

(3) A fixed interest rate equal to LIBOR plus the applicable performance pricing adjustment.

The pricing adjustments provide that if the total funded debt to net worth is greater than 60% the interest rate adjustment will be an additional 3.5%. If the total funded debt to net worth is less than 60% but greater than 50% the interest rate adjustment will be an additional 3.25%. If the total funded debt to net worth is less than 50% but greater than 40% the interest rate adjustment will be an additional 3.0% and if the total funded debt to net worth is less than or equal to 40% the interest rate adjustment will be an additional 2.75%. The agreement requires that we make 22 principal payments of $450,000 each quarter commencing on June 20, 2006, with the final installment due December 20, 2011. In addition, we must make an additional principal payment for each fiscal year beginning in 2006 through 2010 equal to 50% of "Free Cash Flow," as defined by our agreement with Farm Credit Services of America, FLCA. Advances under the term loan are available until May 31, 2006 pursuant to an extension provided to us by CoBank. We have taken advances under the term loan in the total amount of $8,654,489.90 as follows: $2,000,000 on February 15, 2006; $5,154,498.90 on March 15, 2006, and $1,500,000 on April 17, 2006.

In addition, we have an $8,000,000 revolving loan with Farm Credit Services of America, FLCA. This loan provides for the same interest options as under the term loan. Advances under the reducing revolving credit note are available through the life of the commitment. We had not taken any advance under the revolving term credit agreement as of April 30, 2006. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016 at which time any outstanding balance shall be due and payable in full. The note requires interest payments based on unpaid principal. The interest options are the same as those under the term loan.

We executed a mortgage in favor of Farm Credit Services of America, FLCA creating a first lien on substantially all of our assets, including our real estate and plant and all personal property located on our property for the loan and credit agreements discussed above. As of March 31, 2006, we had not borrowed any funds on our term loan or the revolving credit agreement.

We have subordinated debt financing of approximately $400,000 with the Iowa Department of Economic Development. The subordinate debt financing provides for a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007 with remaining unpaid principal due in December 2012. To receive a permanent waiver of the forgivable loan we must produce 22,500,000 gallons of biodiesel and 7,500,000 pounds of crude glycerin annually by November 30, 2008. The loan is secured by a security agreement including essentially all of our assets. As of March 31, 2006, all funds have been received under this agreement.

Finally, we entered into a Rural Development Loan Agreement with the Glidden Rural Electric Cooperative (Glidden REC) under which we expect the Glidden REC to lend us $740,000. We expect the loan will not bear interest and that we will be required to repay the note in full before the $10^{th}$ anniversary of the date of the note.

### *Off-balance Sheet Arrangements*

We have no off-balance sheet arrangements.

## MARKET MEMBERSHIP UNITS AND RELATED MEMBER MATTERS

There is no public trading market for our membership units. As of December 31, 2005, there are 25,447 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights.

Each unit holder is a member of Western Iowa Energy and has the right to receive a share of our profits and losses, to receive distributions of our assets, if and when declared by our directors, and to participate in the distribution of our assets in the event we are dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or we admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event we are liquidated or terminated. As of March 31, 2006, we had not yet declared or paid any distributions on our units.

## LEGAL PROCEEDINGS

We are not currently involved in any legal proceeding.

## DIRECTORS AND OFFICERS

Please see our Proxy Statement accompanying this 2005 Annual Report for fiscal year ended December 31, 2005 for information about our Directors and Officers.

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Eide Bailly LLP is Western Iowa Energy's independent auditor at the present time. We have had no disagreements with the reports issued by our auditors.

**All Members being solicited will receive a copy of this 2005 Annual Report. We will provide a copy of Form 10-SB upon written request without charge. We will provide a copy of Exhibits to the Form 10-SB upon written request and payment of specified fees. The written request for the Form 10-SB and/or Exhibits should be directed to John Geake, President of Western Iowa Energy, LLC at 1220 S. Center Street, P.O. Box 399, Wall Lake, Iowa 51466. Such request must set forth a good faith representation that the requesting party was a holder of record or a beneficial owner of membership units in Western Iowa Energy on July 19, 2006. The Form 10-SB complete with exhibits is also available at no cost through the EDGAR database available from the SEC's internet site (www.sec.gov).**

## FINANCIAL STATEMENTS

## INDEX TO FINANCIAL STATEMENTS

EideBailly

CPAs & BUSINESS ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Western Iowa Energy, LLC

We have audited the accompanying balance sheets of Western Iowa Energy, LLC (a development stage company) as of December 31, 2005 and 2004 and the related statements of operations, members' equity and cash flows for the periods ended December 31, 2005 and 2004 and for the period from September 21, 2004 (inception) to December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Iowa Energy, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the periods then ended conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

**Minneapolis, Minnesota**
**February 14, 2006**

**WESTERN IOWA ENERGY, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**BALANCE SHEETS**
**December 31, 2005 and 2004**

**ASSETS**

| | 2005 | 2004 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 4,935,695 | $ 660,390 |
| Prepaid legal costs | - | 25,235 |
| Total current assets | 4,935,695 | 685,625 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 78,354 | - |
| Office equipment | 17,486 | - |
| Vehicle | 42,000 | - |
| Construction in progress | 21,329,249 | - |
| Total, at cost | 21,467,089 | - |
| Less accumulated depreciation | 10,334 | - |
| Total property, plant and equipment | 21,456,755 | - |
| **OTHER ASSETS** | | |
| Land options | 596 | 1,000 |
| Deposit on construction costs | - | 100,000 |
| Other investments | 2,000 | - |
| Loan origination fees | 135,589 | - |
| Total other assets | 138,185 | 101,000 |
| **TOTAL ASSETS** | $ 26,530,635 | $ 786,625 |

**LIABILITIES AND MEMBERS' EQUITY**

| | 2005 | 2004 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable: | | |
| Trade | $ 262 | $ 23,498 |
| Construction | 68,431 | - |
| Construction - related party | 3,960,085 | - |
| Current portion of long-term debt | 9,343 | - |
| Accrued payroll taxes | 1,039 | - |
| Total current liabilities | 4,039,160 | 23,498 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt, less current portion above | 10,432 | - |
| Total liabilities | 4,049,592 | 23,498 |
| **MEMBERS' EQUITY** | | |
| Contributed capital | 22,516,376 | 840,638 |
| Deficit accumulated during the development stage | (35,333) | (77,511) |
| Total members' equity | 22,481,043 | 763,127 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 26,530,635 | $ 786,625 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

**WESTERN IOWA ENERGY, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENTS OF OPERATIONS**

| | Year Ended December 31, 2005 | From September 21, 2004 (Date of Inception) to December 31, 2004 | From September 21, 2004 (Date of Inception) to December 31, 2005 |
|---|---|---|---|
| **REVENUES** | $ - | $ - | $ - |
| **OPERATING EXPENSES** | | | |
| Organization costs | 44,267 | 3,901 | 56,918 |
| Consulting and professional fees | 139,124 | 86,675 | 217,049 |
| Office and administrative expenses | 98,858 | 935 | 99,793 |
| Total operating expenses | 282,249 | 91,511 | 373,760 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest income | 320,074 | - | 320,074 |
| Interest expense | (647) | - | (647) |
| Other income | 5,000 | 14,000 | 19,000 |
| Total other income (expense) | 324,427 | 14,000 | 338,427 |
| **NET INCOME (LOSS)** | $ 42,178 | $ (77,511) | $ (35,333) |
| **BASIC AND DILUTED EARNINGS (LOSS) PER UNIT** | $ 3 | $ (246) | |
| **WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED** | 15,405 | 315 | |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

# WESTERN IOWA ENERGY, LLC
# (A DEVELOPMENT STAGE COMPANY)
# STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Units | Contributed Capital | Deficit Accumulated During the Development Stage | Total |
|---|---|---|---|---|
| **BALANCE, SEPTEMBER 21, 2004 (Date of Inception)** | - | $ - | $ - | $ - |
| Initial units issued (seed capital), 1,690 membership units at $500 per unit | 1,690 | 845,000 | - | 845,000 |
| Cost of raising capital | - | (4,362) | - | (4,362) |
| Net loss for the period ended December 31, 2004 | - | - | (77,511) | (77,511) |
| **BALANCE, DECEMBER 31, 2004** | 1,690 | 840,638 | (77,511) | 763,127 |
| Additional units issued (seed capital), 1,546 units at $500 per unit | 1,546 | 773,000 | - | 773,000 |
| Capital contributions from public offering, 22,081 units at $950 per unit | 22,081 | 20,976,950 | - | 20,976,950 |
| Units issued in exchange for land, 81 units at $950 per unit | 81 | 76,950 | - | 76,950 |
| Units issued in exchange for services, 49 units at $950 per unit | 49 | 46,550 | - | 46,550 |
| Cost of raising capital | - | (197,712) | - | (197,712) |
| Net income for the year ended December 31, 2005 | - | - | 42,178 | 42,178 |
| **BALANCE, DECEMBER 31, 2005** | 25,447 | 22,516,376 | (35,333) | $ 22,481,043 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

**WESTERN IOWA ENERGY, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENTS OF CASH FLOWS**

| | Year Ended December 31, 2005 | From September 21, 2004 (Date of Inception) to December 31, 2004 | From September 21, 2004 (Date of Inception) to December 31, 2005 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income (loss) | $ 42,178 | $ (77,511) | $ (35,333) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | |
| Depreciation | 10,334 | - | 10,334 |
| Member units issued for services included in startup expenses | 38,000 | - | 38,000 |
| Effects of changes in operating assets and liabilities | | | - |
| Prepaid legal costs | 25,235 | (25,235) | - |
| Accounts payable | (23,236) | 23,498 | 262 |
| Accrued payroll taxes | 1,039 | - | 1,039 |
| Net cash provided by (used in) operating activities | 93,550 | (79,248) | 14,302 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchase of office equipment and vehicle | (59,486) | - | (59,486) |
| Purchase of land options | (1,000) | (1,000) | (2,000) |
| Construction in process | (17,200,733) | (100,000) | (17,300,733) |
| Purchase of capital stock of lenders | (2,000) | - | (2,000) |
| Net cash used in investing activities | (17,263,219) | (101,000) | (17,364,219) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Loan origination fees | (135,589) | - | (135,589) |
| Cost of raising capital | (189,162) | (4,362) | (193,524) |
| Proceeds from long-term debt | 28,105 | - | 28,105 |
| Payments on long-term debt | (8,330) | - | (8,330) |
| Capital contributions | 21,749,950 | 845,000 | 22,594,950 |
| Net cash provided by financing activities | 21,444,974 | 840,638 | 22,285,612 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 4,275,305 | 660,390 | 4,935,695 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 660,390 | - | - |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $ 4,935,695 | $ 660,390 | $ 4,935,695 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

Western Iowa Energy, LLC (an Iowa development stage limited liability company) located in Wall Lake, Iowa was organized on September 21, 2004 to pool investors to build a 30 million annual production biodiesel plant for the production of fuel grade biodiesel. The Company's fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below. As of December 31, 2005 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.

### USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### BASIS OF ACCOUNTING

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.

### REVENUE RECOGNITION

Revenue from the production of biodiesel and related products will be recorded upon delivery to customers. Interest income is recognized as earned.

### CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

During 2005 the Company entered into agreements to purchase soybean oil for anticipated productions needs. These contracts are considered normal purchase contracts and exempted from SFAS No. 133.

### PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Office equipment and vehicles are depreciated on the straight-line basis over their estimated useful lives, which range from five to ten years.

Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria. As of December 31, 2005 construction in progress consisted primarily of construction costs for the biodiesel plant.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

### LOAN ORIGINATION FEES

Loan origination fees are stated at cost and will be amortized on the straight-line method over the life of the loan agreements. Amortization will commence when the Company borrows on the loans.

### OTHER INVESTMENTS

Other investments consist of investments in the capital stock of the Company's primary lenders. The investments are stated at cost which approximates market.

### OTHER INCOME

Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company. Amounts are recorded as other income when there is no obligation to repay the organization.

### INCOME TAXES

The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company's earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.

### EARNINGS PER UNIT

Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of December 31, 2005 and 2004 there was not a difference between basic and diluted earnings per unit since calculation of diluted earnings per unit for the effect of units subscribed but not issued would have been anti-dilutive. There were no units subscribed as of December 31, 2005.

**NOTE 1 - LAND OPTION**

The Company entered into two land option agreements with a member to purchase approximately 73 acres of land for $2,000 per acre (which approximates fair value) payable in units of ownership in the Company. The Company was required to pay option consideration in the amount of $2,000. The options extend to December 31, 2009 to purchase any part of the property or it shall expire automatically and be null and void and the option consideration shall be forfeited. In June 2005 the Company exercised one of the options and partially exercised the other for the purchase of approximately 39 acres of land. The Company issued 81 member units totaling $76,950 in exchange for the land. As of December 31, 2005 the Company has a remaining option to purchase approximately 34 acres.

**NOTE 2 - LONG-TERM DEBT AND FINANCING**

Long-term obligations of the Company are summarized as follows at December 31, 2005 and 2004, respectively.

| | 2005 | 2004 |
|---|---|---|
| Note payable to Ford Credit corporation requiring monthly installments of $816, including interest at 2.9%, with final payment due January 2008. The note is secured by a vehicle. | $19,775 | $ - |
| Less current portion | 9,343 | - |
| **Long-term portion** | $10,432 | $ - |

| | |
|---|---|
| Future maturities of long-term debt are as follow: | |
| 2006 | $ 9,343 |
| 2007 | 9,618 |
| 2008 | 814 |
| **Total** | $19,775 |

The Company has available loan commitments from Farm Credit Services of America and CoBank totaling $18,000,000 as of December 31, 2005. The commitments consist of a $10,000,000 term note and an $8,000,000 reducing revolving credit note. Advances under the term loan are available until March 31, 2006. Principal payments of $450,000 are required under the term loan to commence June 30, 2006 and due each quarter thereafter, with a final payment due no later than December 31, 2011. Advances under the reducing revolving credit note are available through the life of the commitment. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016, at which time any outstanding balance shall be due and payable in full. The notes require interest payments based on unpaid principal. The agreements also include a provision for additional payments for the fiscal years ending 2006 through 2010 based on the free cash flows of the Company. The agreements provide for several different interest rate options including variable and fixed options. The variable interest rate options are based on Libor or the agent's base rate and include adjustments for performance which is based on the Company's debt to net worth ratio, measured quarterly. The notes are secured by essentially all of the Company's assets. The Company had no borrowings under these agreements as of December 31, 2005 and 2004.

The Company has been awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007, with remaining unpaid principal due at maturity, December, 2012. The Company must satisfy the terms of the agreement, which include producing 22,500,000 gallons of biodiesel and 7,500,000 pounds of glycerin annually by November 30, 2008, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company's assets. No funds had been received under this agreement as of December 31, 2005 and 2004.

## NOTE 3 - MEMBERS' EQUITY

The founding members of the Company were allowed to purchase membership units in the Company for $500 per unit. From September 21, 2004 (date of inception) to December 31, 2004 the Company issued 1,690 membership units for a total of $845,000. During 2005 the original members were extended the option to purchase the same number of units they previously purchased for $500 per unit. This purchase option resulted in 1,546 additional membership units totaling $773,000, issued between March and May 2005.

In February 2005 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered up to a maximum of 23,158 units for a total offering of $22,000,000. The offering minimum number of units needed to be subscribed was 14,000 units for a total of $14,000,000. The units were to be sold at varying amounts depending on the purchase date, ranging from $950 to $1,000 per unit. Potential investors had to be a resident of the state of Iowa and purchase a minimum of 20 units. The public offering resulted in 22,081 units issued during June 2005 at $950 per unit totaling $20,976,950.

During 2005 the Company exercised a land purchase option (See Note 1) and issued 81 units at $950 per unit totaling $76,950 in exchange for approximately 39 acres of land. The Company also issued 49 units at $950 per unit totaling $46,550 to two individuals in exchange for services, $38,000 is included in start up expenses in the Statement of Operations and the remaining $8,550 is included in the cost of raising capital in the Statement of Changes in Members' Equity for the year ended December 31, 2005.

Near the end of 2005 the Company entered into a verbal agreement to issue an additional 1,000 units. The verbal agreement is with the Company's general contractor used to construct the plant who is also an entity related to West Central Coop who provides management and operational services for the Company (See Note 8). The agreement provides for the issuance of 1,000 membership units to the contractor upon completion of construction. The $1,000,000 consideration for the units will be deducted from the final retainage payable to the contractor. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.

The Company's operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement.

## NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company's bank balance may exceed $100,000.

The Company has been issued a $2,500,000 irrevocable standby letter of credit from the Federal Home Loan Bank of Des Moines on behalf of the Bank Midwest. The letter of credit expires February 10, 2006.

## NOTE 5 - INCOME TAXES

As of December 31, 2005 and 2004, the tax basis of assets exceeded the book basis of assets by approximately $237,218 and $76,574, respectively.

## NOTE 6 - CASH FLOW DISCLOSURES

Supplemental disclosure for interest paid:

| | Year Ended December 31, 2005 | From September 21, 2004 (Date of inception) to December 31, 2004 | From September 21, 2004 (Date of inception) to December 31, 2005 |
|---|---|---|---|
| Cash paid for interest | $ 647 | $ - | $ 647 |

The Company had the following noncash investing and financing transactions:

| | Year Ended December 31, 2005 | From September 21, 2004 (Date of inception) to December 31, 2004 | From September 21, 2004 (Date of inception) to December 31, 2005 |
|---|---|---|---|
| Units issued for land purchase | $ 76,950 | $ - | $ 76,950 |
| Units issued for services included in costs of capital | $ 8,550 | $ - | $ 8,550 |
| Construction in progress in accounts payable | $4,028,516 | $ - | $4,028,516 |

## NOTE 7 - RELATED PARTY TRANSACTIONS

The Company's general contractor used to construct the plant is an entity related to West Central Coop who provides the management and operational services for the Company (see Note 8). Total estimated contract costs to the general contractor are $33,154,800. For the years ended December 31, 2005 and 2004, the Company incurred construction costs with the contractor of $19,874,993 and $100,000, respectively. Construction payables to the contractor at December 31, 2005 and 2004 were $3,960,085 and $-0- respectively.

The Company incurred consulting and project coordination fees with an individual who later became a member of the Company. Fees for the services provided were $5,500 a month plus expenses and a $40,000 bonus which was paid upon completion of the equity drive. During 2005 this individual was also issued 40 units for services provided (see Note 3). The Company paid this member services and fees totaling $89,164 and $30,970 for the years ended December 31, 2005 and 2004, respectively.

## NOTE 8 - COMMITMENTS AND CONTINGENCIES

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $40,000,000. Costs incurred through December 31, 2005 were $21,329,249. The Company has obtained financing commitments in the amount $18,400,000 as discussed in Note 2.

The Company leases office space under an operating lease which expired in December 2005 and continues on a month-to-month basis. Rent expense for the years ended December 31, 2005 and 2004 was $3,600 and $300, respectively.

The Company entered into an agreement with West Central Coop (West Central) to provide certain management and operational services. The agreement provides for West Central to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company.

The agreement with West Central Coop (West Central) requires the following fees for management and operational services:

- $25,000 per month in pre-production fees beginning three months prior to the estimated start up date for production and ceasing after payment of the fees for the month in which product is produced for sale.

- Management fees equal to one and one-third cents per gallon of biodiesel produced.

- Feed stock procurement fees equal to one-tenth of a cent per pound of feed stock procured for production.

- Chemical input procurement fee equal to one-fifth of a cent per gallon of biodiesel produced.

- Biodiesel marketing fees equal to one cent per gallon for each biodiesel sold.

- Glycerin and fatty acids fee equal to one-fifth cent per gallon of biodiesel sold.

- A yearly net income bonus equal to 6% of the Company's adjusted net income. Adjusted net income is defined as the Company's net income for the fiscal year before any deduction or allowance for income taxes, determined in accordance with generally accepted accounting principles. Net income is also adjusted to exclude the following: the receipt of government payments under bioenergy and related programs, gains and losses realized on the sale or disposition of capital assets and any reduction for the income bonus paid or accrued to West Central as part of the agreement.

Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.

## NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The Company entered into several soybean oil purchase contracts near the end of 2005. The purchase contracts are for 22,000,000 pounds of soybean oil for delivery in March and April 2006 with prices ranging from $.2638 - $.2744 cents per pound. The estimated fair market value of the soybean oil purchase contracts, as of December 31, 2005, is approximately $386,700 lower than the agreed upon cost. The Company's investments in capital stock of lenders are carried at cost, which approximates fair market value. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.

# WESTERN IOWA ENERGY, LLC
# (A DEVELOPMENT STAGE COMPANY)
# BALANCE SHEETS
# March 31, 2006 and 2005

## ASSETS

| | 2006 | 2005 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 1,050,602 | $ 481,048 |
| Prepaid offering costs | - | 117,725 |
| Total current assets | 1,050,602 | 598,773 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 78,354 | - |
| Office building and equipment | 365,414 | 15,499 |
| Vehicle | 42,000 | 42,000 |
| Construction in progress | 31,751,589 | - |
| Total, at cost | 32,237,357 | 57,499 |
| Less accumulated depreciation | 14,486 | 2,575 |
| Total property, plant and equipment | 32,222,871 | 54,924 |
| **OTHER ASSETS** | | |
| Land options | 596 | 2,000 |
| Deposit on construction costs | - | 150,000 |
| Other investments | 2,000 | - |
| Loan origination fees, net of accumulated amortization of $1,712 | 133,877 | - |
| Total other assets | 136,473 | 152,000 |
| **TOTAL ASSETS** | $ 33,409,946 | $ 805,697 |

## LIABILITIES AND MEMBERS' EQUITY

| | 2006 | 2005 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable: | | |
| Trade | $ 40,708 | $ - |
| Construction - related party | 3,374,808 | - |
| Current portion of long-term debt | 1,816,911 | 9,142 |
| Other liabilities | 5,000 | - |
| Accrued interest | 34,488 | - |
| Accrued payroll taxes | 11,168 | 621 |
| Total current liabilities | 5,283,083 | 9,763 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt, less current portion above | 5,755,053 | 17,464 |
| Total liabilities | 11,038,136 | 27,227 |
| **MEMBERS' EQUITY** | | |
| Contributed capital | 22,516,376 | 945,000 |
| Deficit accumulated during the development stage | (144,566) | (166,530) |
| Total members' equity | 22,371,810 | 778,470 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 33,409,946 | $ 805,697 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 | From September 21, 2004 (Date of Inception) to March 31, 2006 |
|---|---|---|---|
| **REVENUES** | $ - | $ - | $ - |
| **OPERATING EXPENSES** | | | |
| Organization costs | - | 26,188 | 56,918 |
| Consulting and professional fees | 102,723 | 28,106 | 319,772 |
| Office and administrative expenses | 52,319 | 33,624 | 152,112 |
| Total operating expenses | 155,042 | 87,918 | 528,802 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest income | 35,646 | 894 | 355,720 |
| Interest expense | (137) | (134) | (784) |
| Other income | 10,300 | 2,500 | 29,300 |
| Total other income | 45,809 | 3,260 | 384,236 |
| **NET LOSS** | $ (109,233) | $ (84,657) | $ (144,566) |
| **BASIC AND DILUTED LOSS PER UNIT** | $ (4) | $ (116) | |
| **WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED** | 25,447 | 728 | |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

**WESTERN IOWA ENERGY, LLC**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENTS OF CHANGES IN MEMBERS EQUITY**

| | Units | Contributed Capital | Deficit Accumulated During the Development Stage | Total |
|---|---|---|---|---|
| **BALANCE, SEPTEMBER 21, 2004 (Date of Inception)** | - | $ - | $ - | $ - |
| Initial units issued (seed capital), 1,690 membership units at $500 per unit | 1,690 | 845,000 | - | 845,000 |
| Cost of raising capital | - | (4,362) | - | (4,362) |
| Net loss for the period ended December 31, 2004 | - | - | (77,511) | (77,511) |
| **BALANCE, DECEMBER 31, 2004** | 1,690 | 840,638 | (77,511) | 763,127 |
| Additional units issued (seed capital), 200 units at $500 per unit | 200 | 100,000 | - | 100,000 |
| Net loss for the period ended March 31, 2005 | - | - | (84,657) | (84,657) |
| **BALANCE, MARCH 31, 2005** | 1,890 | 940,638 | (162,168) | 778,470 |
| Additional units issued (seed capital), 1,346 units at $500 per unit | 1,346 | 673,000 | - | 673,000 |
| Capital contributions from public offering, 22,081 units at $950 per unit | 22,081 | 20,976,950 | - | 20,976,950 |
| Units issued in exchange for land, 81 units at $950 per unit | 81 | 76,950 | - | 76,950 |
| Units issued in exchange for services, 49 units at $950 per unit | 49 | 46,550 | - | 46,550 |
| Cost of raising capital | - | (197,712) | - | (197,712) |
| Net income for the period April 1, 2005 to December 31, 2005 | - | - | 126,835 | 126,835 |
| **BALANCE, DECEMBER 31, 2005** | 25,447 | 22,516,376 | (35,333) | 22,481,043 |
| Net loss for the period ended March 31, 2006 | - | - | (109,233) | (109,233) |
| **BALANCE, MARCH 31, 2006** | 25,447 | $ 22,516,376 | $ (144,566) | $ 22,371,810 |

These financial statements should be read only in connection with
The accompanying summary of significant accounting policies,
and notes to financial statements.

WESTERN IOWA ENERGY, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 | From September 21, 2004 (Date of Inception) to March 31, 2006 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net loss | $ (109,233) | $ (84,657) | $ (144,566) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | |
| Depreciation and amortization | 4,152 | 2,575 | 14,486 |
| Member units issued for services included in startup expenses | - | - | 38,000 |
| Effects of changes in operating assets and liabilities | | | |
| Prepaid legal costs | - | 25,235 | - |
| Accounts payable | 40,446 | (23,498) | 40,708 |
| Other liabilities | 5,000 | - | 5,000 |
| Accrued interest | 34,488 | - | 34,488 |
| Accrued payroll taxes | 10,129 | 621 | 11,168 |
| Net cash provided by (used in) operating activities | (15,018) | (79,724) | (716) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchase of office building and equipment and vehicle | (347,928) | (57,499) | (407,414) |
| Deposits on construction costs | - | (50,000) | - |
| Purchase of land options | - | (1,000) | (2,000) |
| Construction in progress | (11,074,336) | - | (28,375,069) |
| Purchase of capital stock of lenders | - | - | (2,000) |
| Net cash used in investing activities | (11,422,264) | (108,499) | (28,786,483) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Loan origination fees | - | - | (135,589) |
| Cost of raising capital | - | (117,725) | (193,524) |
| Proceeds from long-term debt | 7,554,499 | 28,105 | 7,582,604 |
| Payments on long-term debt | (2,310) | (1,499) | (10,640) |
| Capital contributions | - | 100,000 | 22,594,950 |
| Net cash provided by financing activities | 7,552,189 | 8,881 | 29,837,801 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (3,885,093) | (179,342) | 1,050,602 |
| **CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD** | 4,935,695 | 660,390 | - |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | $ 1,050,602 | $ 481,048 | $ 1,050,602 |

These financial statements should be read only in connection with the accompanying summary of significant accounting policies, and notes to financial statements.

Western Iowa Energy LLC (an Iowa development stage limited liability company) located in Wall Lake, Iowa was organized on September 21, 2004 to pool investors to build a 30 million gallon annual production biodiesel plant for the production of fuel grade biodiesel. The Company's fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below. As of March 31, 2006 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.

## USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## BASIS OF ACCOUNTING

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.

In the opinion of management, all adjustments have been made that are necessary to fairly present the financial position, results of operations and cash flows of the Company.

These financial statements should be read in conjunction with the financial statements and notes included in the Company's financial statements for the year ended December 31, 2005.

## REVENUE RECOGNITION

Revenue from the production of biodiesel and related products will be recorded upon delivery to customers. Interest income is recognized as earned.

## CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

## PREPAID OFFERING COSTS

Costs incurred related to the sale of units are recorded as prepaid offering costs until the related units are issued. Upon issuance the offering costs are noted as costs of raising capital and charged to members' equity. Offering costs include direct costs related to the offering such as legal costs, meeting costs, advertising costs and other related costs associated with the Company's private and public offerings.

## DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133.

During 2005 and 2006 the Company entered into agreements to purchase soybean oil for anticipated production needs. These contracts are considered normal purchase contracts and exempted from SFAS No. 133.

## PROPERTY, PLANT, AND EQUIPMENT

Property and equipment are stated at cost. Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. Office building and equipment and vehicles are depreciated on the straight-line basis over their estimated useful lives, which range from five to forty years.

Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria. As of March 31, 2006 construction in progress consisted primarily of construction costs for the biodiesel plant.

The Company follows the policy of capitalizing interest as a component of the cost of property, plant, and equipment for interest incurred during the construction phase. For the three months ended March 31, 2006 the Company capitalized interest of $39,991, which is included in construction in progress on the accompanying balance sheet.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

## LOAN ORIGINATION FEES

Loan origination fees are stated at cost and are amortized on the straight-line method over the life of the loan agreements. Amortization commenced as the Company borrowed funds on the loans. Amortization for the three months ended March 31, 2006 was $1,712 and is capitalized as part of construction period interest. This amount is included in construction in progress on the accompanying balance sheet.

## OTHER INVESTMENTS

Other investments consist of investments in the capital stock of the Company's primary lenders. The investments are stated at cost which approximates market.

## OTHER INCOME

Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company. Amounts are recorded as other income when there is no obligation to repay the organization.

## INCOME TAXES

The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the Company's earnings pass through to the partners and are taxed at the partner level. Accordingly, no income tax provision has been calculated. Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes.

## EARNINGS PER UNIT

Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of March 31, 2006 and 2005 there was not a difference between basic and diluted earnings per unit as there were no units subscribed.

## NOTE 1 - LAND OPTION

The Company entered into two land option agreements with a member to purchase approximately 73 acres of land for $2,000 per acre (which approximates fair value) payable in units of ownership in the Company. The Company was required to pay option consideration in the amount of $2,000. The options extend to December 31, 2009 to purchase any part of the property or it shall expire automatically and be null and void and the option consideration shall be forfeited. In June 2005 the Company exercised one of the options and partially exercised the other for the purchase of approximately 39 acres of land. The Company issued 81 member units totaling $76,950 in exchange for the land. As of March 31, 2006 the Company has a remaining option to purchase approximately 34 acres.

## NOTE 2 - LONG-TERM DEBT AND FINANCING

Long-term obligations of the Company are summarized as follows at March 31, 2006 and 2005, respectively.

| | 2006 | 2005 |
|---|---|---|
| Note payable to Ford Credit corporation requiring monthly installments of $816, including interest at 2.9%, with final payment due January 2008. The note is secured by a vehicle. | $ 17,465 | $26,606 |
| Note payable to the Iowa Department of Economic Development – see details below. | 400,000 | - |
| Note payable to Farm Credit Services of America and CoBank – see details below. | 7,154,499 | - |
| Total | 7,571,964 | 26,606 |
| Less current portion | 1,816,911 | 9,142 |
| **Long-term portion** | $5,755,053 | $17,464 |

Future maturities of long-term debt are as follow:

| | |
|---|---|
| 2007 | $1,816,911 |
| 2008 | 1,938,054 |
| 2009 | 1,830,000 |
| 2010 | 1,784,499 |
| 2011 | 30,000 |
| Thereafter | 172,500 |
| **Total** | $7,571,964 |

The Company has available loan commitments from Farm Credit Services of America and CoBank totaling $18,000,000 as of March 31, 2006. The commitments consist of a $10,000,000 term note and an $8,000,000 reducing revolving credit note. Advances under the term loan are available until May 31, 2006. The Company had been advanced $7,154,499 on the term loan as of March 31, 2006. Principal payments of $450,000 are required under the term loan to commence June 30, 2006 and due each quarter thereafter, with a final payment due no later than December 31, 2011. Advances under the reducing revolving credit note are available through the life of the commitment. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016, at which time any outstanding balance shall be due and payable in full. There were no advances on the reducing revolving credit note as of March 31, 2006 and 2005. The notes require interest payments based on unpaid principal. The agreements also include a provision for additional payments for the fiscal years ending 2006 through 2010 based on the free cash flows of the Company. The agreements provide for several different interest rate options including variable and fixed options. (8.5% on the term note as of March 31, 2006). The variable interest rate options are based on Libor or the agent's base rate and include adjustments for performance which is based on the Company's debt to net worth ratio, measured quarterly. The notes are secured by essentially all of the Company's assets.

The Company was awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires monthly installments of $2,500 beginning January 2007, with remaining unpaid principal due at maturity, December, 2012. The Company must satisfy the terms of the agreement, which include producing 22,500,000 gallons of biodiesel and 7,500,000 pounds of glycerin annually by November 30, 2008, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company's assets.

## NOTE 3 - MEMBERS' EQUITY

The founding members of the Company were allowed to purchase membership units in the Company for $500 per unit. From September 21, 2004 (date of inception) to December 31, 2004 the Company issued 1,690 membership units for a total of $845,000. During 2005 the original members were extended the option to purchase the same number of units they previously purchased for $500 per unit. This purchase option resulted in 1,546 additional membership units totaling $773,000, issued between March and May 2005.

In February 2005 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered up to a maximum of 23,158 units for a total offering of $22,000,000. The offering minimum number of units needed to be subscribed was 14,000 units for a total of $14,000,000. The units were to be sold at varying amounts depending on the purchase date, ranging from $950 to $1,000 per unit. Potential investors had to be a resident of the state of Iowa and purchase a minimum of 20 units. The public offering resulted in 22,081 units issued during June 2005 at $950 per unit totaling $20,976,950.

During 2005 the Company exercised a land purchase option (See Note 1) and issued 81 units at $950 per unit totaling $76,950 in exchange for approximately 39 acres of land. The Company also issued 49 units at $950 per unit totaling $46,550 to two individuals in exchange for services, $38,000 is included in start up expenses in the Statement of Operations and the remaining $8,550 is included in the cost of raising capital in the Statement of Changes in Members' Equity for the year ended December 31, 2005.

Near the end of 2005 the Company entered into a verbal agreement to issue an additional 1,000 units. The verbal agreement is with the Company's general contractor used to construct the plant who is also an entity related to West Central Coop who provides management and operational services for the Company (See Note 8). The agreement provides for the issuance of 1,000 membership units to the contractor upon completion of construction. The $1,000,000 consideration for the units will be deducted from the final retainage payable to the contractor. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.

The Company's operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement.

## NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company's bank balance may exceed $100,000.

The Company has been issued a $500,000 irrevocable standby letter of credit from the Federal Home Loan Bank of Des Moines on behalf of the Bank Midwest. The letter of credit expires May 23, 2006.

## NOTE 5 - CASH FLOW DISCLOSURES

Supplemental disclosure for interest paid:

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 | From September 21, 2004 (Date of inception) to March 31, 2006 |
|---|---|---|---|
| Cash paid for interest | $ 138 | $134 | $ 785 |

The Company had the following noncash investing and financing transactions:

| | Three Months Ended March 31, 2006 | Three Months Ended March 31, 2005 | From September 21, 2004 (Date of inception) to March 31, 2006 |
|---|---|---|---|
| Units issued for land purchase | $ - | $ - | $ 76,950 |
| Units issued for services included in costs of capital | $ - | $ - | $ 8,550 |
| Construction in progress in accounts payable | $3,374,808 | $ - | $3,374,808 |

## NOTE 6 - RELATED PARTY TRANSACTIONS

The Company's general contractor used to construct the plant is an entity related to West Central Coop who provides the management and operational services for the Company (see Note 8). Total estimated contract costs to the general contractor are $33,154,800. For the periods ended March 31, 2006 and 2005, the Company incurred construction costs with the contractor of $10,041,799 and $50,000, respectively. The cumulative construction costs with the contractor as of March 31, 2006 and 2005 are $29,916,792 and $150,000, respectively. Construction payables to the contractor at March 31, 2006 and 2005 were $3,374,808 and $-0- respectively.

The Company incurred management and operational service fees from West Central Coop. For the periods ended March 31, 2006 and 2005, the Company incurred management and operational service fees of $28,000 and $-0-, respectively. Management fees payable to West Central Coop at March 31, 2006 and 2005 were $14,000 and $-0-, respectively.

The Company incurred consulting and project coordination fees with an individual who later became a member of the Company. Fees for the services provided were $5,500 a month plus expenses and a $40,000 bonus which was paid upon completion of the equity drive. During 2005 this individual was also issued 40 units for services provided (see Note 3). The Company paid this member services and fees totaling $-0- and $19,357 for the periods ended March 31, 2006 and 2005, respectively.

## NOTE 7 - COMMITMENTS AND CONTINGENCIES

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $40,000,000. Costs incurred through March 31, 2006 were $32,007,806. The Company has obtained financing commitments in the amount $18,400,000 as discussed in Note 2.

The Company leased office space under an operating lease which expired in December 2005 and continued on a month-to-month basis. Rent expense for the periods ended March 31, 2006 and 2005 was $300 and $600, respectively.

The Company entered into an agreement with West Central Coop (West Central) to provide certain management and operational services. The agreement provides for West Central to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company.

The agreement with West Central Coop (West Central) requires the following fees for management and operational services:

- $14,000 per month in pre-production fees for the General Manager and $11,000 for the Operations Manager beginning three months prior to the estimated start up date for production and ceasing after payment of the fees for the month in which product is produced for sale.

- Management fees equal to one and one-third cents per gallon of biodiesel produced.

- Feed stock procurement fees equal to one-tenth of a cent per pound of feed stock procured for production.

- Chemical input procurement fee equal to one-fifth of a cent per gallon of biodiesel produced.

- Biodiesel marketing fees equal to one cent per gallon for each biodiesel sold.

- Glycerin and fatty acids fee equal to one-fifth cent per gallon of biodiesel sold.

A yearly net income bonus equal to six percent of the Company's adjusted net income. Adjusted net income is defined as the Company's net income for the fiscal year before any deduction or allowance for income taxes, determined in accordance with generally accepted accounting principles. Net income is also adjusted to exclude the following: the receipt of government payments under bioenergy and related programs, gains or losses realized on the sale or disposition of capital assets and any reduction for the income bonus paid or accrued to West Central as part of the agreement.

Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.

## NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The Company entered into several soybean oil purchase contracts during 2005 and 2006 for anticipated production needs. The purchase contracts are for 75,000,000 pounds of soybean oil for delivery from May to December 2006 with fixed price contracts ranging from $.2265 to $.2744 cents per pound and basis contracts ranging from $.024 to $.026 cents per pound over the applicable Chicago Board of Trade futures month. The estimated fair market value of the soybean oil purchase contracts, as of March 31, 2006, is approximately $670,700 lower than the agreed upon cost. The Company's investments in capital stock of lenders are carried at cost, which approximate fair market value. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.